CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
May 21, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 3, 2010 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 12, 2010 (the “Comment Letter”) concerning the above-referenced Form 10-K and Form 10-Q. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 2 — Acquisitions and Dispositions, page F-17
1.	We note that as part of your transaction with Clear Channel, you will continue to operate the stations due to a 5 year LMA agreement, and also give Clear Channel an option to put these stations back to you effectively at the end of the 5 year agreement. Given those facts, citing your basis in accounting literature, please provide your analysis as to why you believe that this transaction should be accounted for as a sale and a gain would be appropriate to recognize.
     RESPONSE: As noted by the Staff, we accounted for the April 2009 transaction with Clear Channel, in which we exchanged five of our Green Bay, Wisconsin radio stations for two of Clear Channel’s Cincinnati, Ohio radio stations (the “Transaction”), as an acquisition of a business (the “Cincinnati stations”) coupled with a sale of another business (the “Green Bay stations”), in which a gain on the sale was appropriate to recognize.

Mr. Larry Spirgel
May 21, 2010

     The Cincinnati stations that we purchased, and the Green Bay stations that we sold, are each considered to be a “business” pursuant to ASC 805. As a result, we accounted for the acquisition of the two Cincinnati radio stations as a business combination under ASC 805, by applying the acquisition method. Application of this method required the following:
     Identifying the acquirer. As a result of the Transaction, we received full control of the two Cincinnati stations, and thus were the acquirer of those stations.
     Determining the acquisition date. The closing date of the Transaction was April 10, 2009 and therefore we considered that date to be the acquisition date.
     Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. We engaged valuation experts to value the assets acquired from Clear Channel (the Cincinnati stations) as of the acquisition date.
     Recognizing and measuring goodwill or a gain from a bargain purchase. The consideration we transferred for the two Cincinnati stations consisted of our five Green Bay stations. In conjunction with the Transaction, Clear Channel negotiated a written put option that allows them to require us to repurchase the Green Bay stations at any time during the two-month period commencing July 1, 2013 (or earlier if the LMA agreement is terminated prior to this date) for $17.6 million. The valuation experts valued the put option at $2.4 million, an amount we recorded as a liability as of the acquisition date.
     The approximate carrying value of the Green Bay stations was $8.0 million. Based on the guidance in ASC 805-10-65, we recorded a gain of approximately $7.2 million, representing the difference between (1) the fair value of the Cincinnati stations acquired offset by the fair value of the liability assumed (the put option) and (2) the carrying value of the Green Bay stations.
     With regard to the Green Bay stations, we assessed whether deconsolidation was appropriate given our continued involvement with the stations through the LMA. We concluded that we should not continue to consolidate the entities based on the guidance for variable interest entities in ASC 810-10. Accordingly, after considering the fair value of the put option for the Green Bay stations, we recognized a gain upon deconsolidation of the stations in accordance with ASC 810-10-40-5.

Mr. Larry Spirgel
May 21, 2010

Note 6 — Derivative Financial Instruments, page F-24
Green Bay Option. page F-25
2.	We note that the Company has accounted for the put option with Clear Channel as a derivative. Citing your basis in accounting literature please tell us why you believe the option meets the definition of a derivative under ASC 815.
     RESPONSE: We have determined the put option with Clear Channel requires physical settlement (i.e., transfer of stations for cash), and therefore does not meet the provision for net settlement as defined in ASC 815-10-15. However, S99-4 of ASC 815-10 provides guidance for the accounting treatment for written options and states, “The SEC Observer noted that the SEC staff’s longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings.” As a result, we concluded the put option should be bifurcated from the Transaction and treated as a separate freestanding liability (i.e., a freestanding derivative) and marked to market in accordance with this accounting guidance.
Note 7 — Fair Value Measurements, page F-26
Fair Value Hierarchy table, page F-27
3.	We note that in footnote 2 to the fair value hierarchy table it states that the Company’s derivative financial instruments consists solely of an interest rate cash flow hedge, even though the swap is not part of a hedging relationship. It appears that the reference to cash flow hedging from the footnote is not appropriate. Please revise or advise.
     RESPONSE: The characterization of the swap as an interest rate cash hedge was incorrect. We note that in Note 6 — Derivative Financial Instruments, page F-24, we disclose that, starting in June 2006, the swap no longer qualified as a cash flow hedging instrument. In future filings we will not refer to the swap as an interest rate cash flow hedge and will ensure that all other disclosures referencing this derivative are consistent throughout our filings.
Form 10-Q for the quarterly period ended March 31, 2010
Note 6 — Long-Term Debt, page 13
4.	You have included approximately $567 million in long-term debt, citing your basis in accounting literature, specifically ASC 470. Please provide a detailed analysis supporting your basis for classifying your credit facility as long-term debt.
     RESPONSE: Our revolving credit facility will mature on June 7, 2012 and our term loan facility will mature on June 11, 2014. In classifying approximately $567 million of our debt as long-term, we gave careful consideration to the guidance set forth in ASC 470 and, in particular, the guidance in ASC 470-10-45 regarding topics such as

Mr. Larry Spirgel
May 21, 2010

the classification of debt that includes covenants. Specifically, we prepared a 12-month covenant analysis to forecast future compliance with our financial covenants at any time during the 12-month period ending March 31, 2011 (the “Forecast Period”).
     The credit agreement governing our senior secured credit facilities (as amended to date, the “Credit Agreement”) contains the following current and future financial covenants:
•	Through December 31, 2010, we are required to maintain a minimum trailing twelve month consolidated EBITDA (as defined in the Credit Agreement, herein “TTM EBITDA”) of $62.0 million for the fiscal quarter ending June 30, 2010, $64.0 million for the fiscal quarter ending September 30, 2010, and $66.0 million for fiscal quarter ending December 31, 2010, subject to certain adjustments (the “Minimum EBITDA Covenant”).

•	Through December 31, 2010, we are required to maintain minimum cash on hand (defined as unencumbered consolidated cash and cash equivalents) of at least $7.5 million (the “Minimum Cash Covenant”).

•	Beginning in 2011, as first measured on March 31, 2011, we are required to maintain a maximum total leverage ratio of 6.5:1 (the “Maximum Leverage Covenant”).

•	Beginning in 2011, as first measured on March 31, 2011, we are required to maintain a minimum fixed charge coverage ratio of 1.20:1 (the “Minimum Coverage Covenant”).
     The total leverage ratio and fixed charge coverage ratio covenants are each covenants dependent on our TTM EBITDA, as is, by definition, the minimum TTM EBITDA covenant. Accordingly, our covenant analysis began with constructing a TTM EBITDA model.
     Based upon the aforementioned analysis which assumes modestly increased revenue growth, maintenance of prior expense reductions, and further reduction of outstanding debt, we concluded that it was at least probable that we will be in compliance with all of our financial covenants through at least the Forecast Period. We also analyzed our projected compliance with the non-financial covenants in the Credit Agreement, and concluded that it was at least probable that we would be in compliance with all of our non-financial covenants through at least the Forecast Period as well. As a result, in accordance with ASC 470, we classified the approximately $567 million of debt as long-term.
* * * * *

Mr. Larry Spirgel
May 21, 2010

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Joseph P. Hannan
Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.